Exhibit 6.13

AMENDMENT TO sHARE EXCHANGE AGREEMENT

THIS AGREEMENT made effective as of the 11th day of March, 2020

AMONG:

QUALCAN (CANADA) HOLDINGS INC., a corporation existing under the laws of British Columbia, having its registered and records office at 1500 – 1055 West Georgia Street, Vancouver, BC V6E 4N7

(hereinafter referred to as the “Purchaser”)

AND:

MYSTIC HOLDINGS, INC.,

a corporation incorporated under the laws of the State of Nevada, USA, having an office for notice and delivery located at 4145 Wagon Trail Ave, Las Vegas, Nevada 89118 United States

(hereinafter referred to as “TargetCo”)

WHEREAS:

(A) The parties hereto entered into a Share Exchange Agreement dated effective September 4, 2019 pursuant to which, and subject to the terms thereof, the parties thereto agreed to undertake a transaction whereby the Purchaser would acquire all of the issued and outstanding shares of TargetCo from the securityholders of TargetCo (as amended, the “Share Exchange Agreement”);

(B) §9.14 of the Share Exchange Agreement provides that an amendment to such agreement shall be valid and binding only upon such amending agreement being in writing signed by the parties thereto; and

(C) The parties hereto wish to amend the terms of the Share Exchange Agreement in the manner set forth herein.

Now therefore in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

(A) Amendment. The Share Exchange Agreement is amended as follows:

1. In this Agreement, capitalized terms not otherwise defined herein will have the meaning given to them in the Share Exchange Agreement.

2. The Share Exchange Agreement is hereby amended by removing the second sentence of §2.01 and replacing it to read as follows:

For the avoidance of doubt, the TargetCo Shareholders reserve, in their absolute discretion, the right to vote in favor of or against the consummation of the Transaction (the “TargetCo Shareholders’ Approval”).

3. All other terms and conditions of the Share Exchange Agreement not in conflict with this Agreement shall remain in full force and effect.

4. The Share Exchange Agreement as amended hereby, is in all other respects, ratified, confirmed and approved.

(B) No Waiver. The execution of this Agreement shall not be deemed to be a waiver by either party to the Share Exchange Agreement of any rights or obligations of either party pursuant to the Share Exchange Agreement.

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart or facsimile so executed are deemed to be an original and such counterparts and facsimile copies together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the day and year first above written.

QUALCAN (CANADA) HOLDINGS INC.

By:	/s/ Ken Cotiamco
Name:	Ken Cotiamco
Title:

MYSTIC HOLDINGS, INC.

By:	/s/ Heather Cranny
Name:	Heather Cranny
Title: